RESEARCH SERVICES AGREEMENT

This Research Services Agreement (“Agreement”) is entered into this 4th day of May, 2007, (the “Effective Date”) by and between Rosetta Genomics, Ltd., an Israeli corporation, having its principal place of business at 10 Plaut Street, Rehovot, Israel 76706 (“Rosetta”), and The Trustees of Columbia University in the City of New York, having a principal place of business at c/o Science & Technology Ventures, Columbia University, 630 West 168th Street, PH 1535 East, New York, New York 10032 (“University”). Rosetta and University may be referred to individually as a “Party” or collectively as “Parties.”

RECITALS

WHEREAS, Rosetta is engaged in the research and development of in vitro diagnostic tests and has developed an algorithm based on a large number of microRNA in different tumor types to identify Cancer of Unknown Primer (the “Test”); and

WHEREAS, Rosetta requires the assistance of a CLIA and CAP (as such terms are hereinafter defined) certified laboratory to validate, approve and perform the Test and provide other research services (the “Research”); and

WHEREAS, University is a research teaching institution and is interested in the advancement of science and medicine; and

WHEREAS, University provides CLIA and CAP certified laboratory testing services, validates analytical methods and possesses the necessary technical capabilities, equipment and facilities for the provision of the Services; and

WHEREAS, Rosetta desires University to provide the Research; and

WHEREAS, University is willing to provide the Research on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and adequacy of which each of the Parties does hereby acknowledge, the Parties, intending to be legally bound, agree as follows:

ARTICLE I.

ENGAGEMENT OF UNIVERSITY

Rosetta hereby engages University to perform the Research in accordance with the terms and conditions set forth herein, and University hereby accepts such engagement.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

ARTICLE II.

ROSETTA OBLIGATIONS

2.1. Rosetta shall provide University with information about its proprietary Test, and the Parties shall mutually agree to the validation procedure included in Exhibit A, attached hereto and incorporated by reference, as amended from time to time by mutual agreement of the Parties (the “Protocol”). The Protocol sets out the roles of and obligations undertaken by Rosetta and University under this Agreement. In the event of any inconsistency between this Agreement and the exhibits thereto, the terms of the Agreement shall control.

2.2. Rosetta, in its sole discretion, may purchase and make available to University equipment that will be used solely by the University during the term of this Agreement to perform the Research and University may, in its sole discretion, accept such equipment. Upon termination or expiration of the Agreement, or if sooner requested in writing by Rosetta, University shall return such equipment to Rosetta.

2.3. Rosetta shall assist University to obtain the biological samples required to validate the Test, in the event that University does not obtain the number of biological samples as required under the Protocol.

ARTICLE III.

UNIVERSITY OBLIGATIONS

3.1. University will conduct the Research in a laboratory located at its Health Sciences campus, under the direction of Dr. Mahesh Mansukhani (the “Laboratory”), in accordance with the Protocol.

3.2. University will use reasonable efforts to validate the Test according to the Protocol and shall provide the results in a form specified by Rosetta and agreed to by the parties.

3.3. University will use its reasonable efforts to obtain the number and type of biological samples needed to validate the Test as specified in Protocol.

3.4. Upon Rosetta’s written request, the University shall use reasonable efforts to prepare its laboratory to perform the Test, including obtaining all required reviews and approvals. University shall provide prompt written notice to Rosetta as soon as it has completed the preparations and obtained the approvals.

3.5. University acknowledges that Rosetta intends to market the validated Test to third parties. For a period of at least [***] months following Rosetta’s receipt of the notice required in Section 3.4. (the “Trial Period”), the University shall on a non-exclusive basis perform the Test.

3.6. University shall perform the Research in accordance with all applicable laws and regulations, including the provisions of the Health Insurance Portability and Accountability Act, that may apply to Research provided during the term of this Agreement.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

3.7. University represents and warrants that as of the Effective Date, the Laboratory is certified as a laboratory capable of performing the laboratory procedures indicated on the CLIA and CAP certifications attached hereto as Exhibit B under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and that it is also certified by the College of American Pathologists (“CAP”). University shall use best efforts to maintain the Laboratory’s CLIA and CAP certifications during the term of this Agreement and shall notify Rosetta immediately if it loses or learns that it is about to lose either certification.

3.8. In situations when Rosetta provides material or equipment to University, University shall use such material and equipment only for providing the Research. University shall take due care to protect the equipment from damage, vandalism, and theft and to prevent the use of the equipment for uses not outlined in the equipment operating manual.

3.9. Upon reasonable advance written notice, University shall permit representatives of Rosetta to have access at reasonable times to the facilities of University where the Research is performed for the sole purpose of observing the performance of the Research and/or reviewing the records, documentation or other data relating to the Research. This provision shall survive termination or expiration of this Agreement for a period of [***] years.

ARTICLE IV.

COMPENSATION

4.1. Rosetta shall make payment to University for the support of the Research in accordance with the fee and payment schedule included in Exhibit C, attached hereto and incorporated by reference. University shall not bill any person other than Rosetta for the Research performed hereunder.

4.2. Unless otherwise agreed to by the Parties, upon the occurrence of each payment milestone University shall provide Rosetta with a separate invoice that summarizes the Research performed during that relevant period. Rosetta shall pay University by check or wire transfer to a bank account designated in writing by University within fourteen (14) days of Rosetta’s receipt of an invoice.

4.3. Checks shall be drawn to the account of The Trustees of Columbia University in the City of New York, and mailed to the following address:

THE TRUSTEES OF COLUMBIA UNIVERSITY
IN THE CITY OF NEW YORK
Columbia University - Restricted Funds/STV
P.O. Box 1505
New York, NY 10008-1505

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

ARTICLE V.

TERM AND TERMINATION

5.1. This Agreement shall commence on the Effective Date and shall expire the sooner of a period of two (2) years or through at the end of the Trial Period, unless terminated earlier as provided herein or extended by mutual written consent of the Parties (“Research Period”). The parties may elect, upon mutual written agreement, to lengthen the Trial Period for a period of additional six (6) months (altogether twelve (12) months. If the Parties desire to extend their relationship beyond the Trial Period and have University serve as a contract laboratory to perform the Test on behalf of Rosetta, they will negotiate a new agreement for such services. University does not warrant that the Research shall be completed by the end of the Research Period.

5.2. This Agreement may be terminated:

(a) by Rosetta for any reason upon [***] days written notice to University; provided that, Rosetta pays University all amounts due for the support of the Research and any noncancellable commitments incurred by University as of the date University receives Rosetta’s notification of its intent to terminate the Agreement.

(b) by either Party if the other Party breaches a material provision of this Agreement and fails to cure such breach to the reasonable satisfaction of the non-breaching Party within thirty (30) days following written notification of such breach.

5.3. In the event of termination, University shall be compensated for Research performed up to the date of termination.

5.4. Effect of Expiration or Termination.

(a) On and as of the effective date of any termination or expiration, University shall (i) promptly transfer all information in its possession used in providing the Research including without limitation, all technical information and know-how related to the validation of the Test, and all other information relating to the Research, including the results of the validation, that is useful to enable Rosetta or a third party to perform the Test, make any regulatory submission, or provide Test results to medical professionals; and (ii) promptly return any materials or equipment provided to it by Rosetta.; provided that, in the event that the Agreement is terminated by University in accordance with Section 5.2(b), University will not be obligated to comply with Section 5.4(a)(i) and all rights granted to Rosetta herein shall automatically terminate on the date of termination of this Agreement.

(b) Articles 2.2, 3.8, 4.l, 5.3, 5.4, VI, VII , IX, X and XI shall survive the expiration or termination of this Agreement. In addition, University hereby acknowledges that neither expiration nor termination of this Agreement shall affect in any manner Rosetta’s right to perform or have the Test performed by Rosetta or a third party.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

ARTICLE VI.
RESERCH REPORTS AND INVENTIONS

(a) All data, reports, information, discoveries, or improvements developed by University in the performance of the Research hereunder shall be provided to the Company in research reports (“Research Reports Information”). The Company may use the Research Report Information for any purpose whatsoever, and the University may use the Research Report Information for non-commercial, internal and academic purposes and in accordance with the publication provisions set forth in Sections 10.3 and 10.4.

(b) Inventorship of any inventions shall be determined according to U.S. patent laws and ownership shall follow inventorship. University hereby grants to Rosetta an option to obtain an exclusive or a non-exclusive license, at Rosetta’s election, through good faith negotiation and on commercially reasonable terms, to any and all of University’s rights in any invention developed by University under this Agreement. This option to obtain the license shall extend for a period of six (6) months following formal written disclosure of the invention to Rosetta.

ARTICLE VII.
CONFIDENTIALITY

7.1. As of the Effective Date, University agrees to use its best efforts to treat all Confidential Information (as described herein) disclosed by Rosetta under this Agreement as being secret and confidential. For the purposes of this Agreement, “Confidential Information” shall mean all confidential or proprietary materials or information disclosed by an officer of Rosetta not generally available to the public that is confidential and proprietary to Rosetta, including, but not limited to, all information regarding the Test, any analytical procedures, processes, know-how, the Protocol and other information related to any test that may or will be under development. The parties agree that any information disclosed by Rosetta to a non-officer of University shall only be considered to be Confidential Information under this Agreement if that non-officer executes a non-disclosure agreement with Rosetta. University shall not disclose the Confidential Information nor use it for any purposes other than as required in the performance of its duties under this Agreement.

7.2. The provisions of Article 7.1 shall not apply to any information disclosed hereunder that:

(a) was known to University prior to its date of disclosure by Rosetta as evidenced by University’s written records;

(b) is disclosed lawfully to University either before or after the date of the disclosure by Rosetta, by a third party rightfully in possession of the Confidential Information without an obligation of confidentiality;

(c) is published or generally known to the public, either before or after the date of disclosure through no fault or omission on the part of University;

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

(d) is independently developed by University without reference to or in reliance upon the Confidential Information; and

(e) is required to be disclosed by University to comply with applicable laws, to defend or prosecute litigation or to comply with governmental regulations, provided that University provides prior written notice of such disclosure to Rosetta and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

7.3. The obligations of confidentiality set forth in this Agreement shall survive its termination or expiration for a period of [***].

ARTICLE VIII.
INSURANCE

University shall obtain and maintain during the term of this Agreement and for a reasonable period thereafter insurance as is necessary to cover its employees and any liability that might arise out of the Research performed under this Agreement.

ARTICLE IX.
INDEMNIFICATION; NO WARRANTIES

9.1 Each Party agrees to assume any and all risks of personal injury and property damage attributable to the negligent acts or omissions of that Party or its officers, employees and agents.

9.2 NOTHING IN THIS AGREEMENT WILL BE CONSTRUED AS A PROMISE OR REPRESENTATION BY UNIVERSITY TO ACHIEVE ANY SPECIFIC OR USABLE RESEARCH RESULT OR THAT THE RESEARCH WILL BE COMPLETED BY THE END OF THE RESEARCH PERIOD.

9.3 UNIVERSITY IS PROVIDING THE RESEARCH REPORT INFORMATION ON AN “AS IS” BASIS. UNIVERSITY MAKES NO WARRANTIES EITHER EXPRESS OR IMPLIED OF ANY KIND, AND HEREBY EXPRESSLY DISCLAIMS ANY WARRANTIES, REPRESENTATIONS OR GUARANTEES OF ANY KIND AS TO THE RESEARCH REPORT INFORMATION.

9.4 The University will use best efforts to select Samples that will meet the criteria set forth in the Protocol. The parties acknowledge that any biological samples utilized by the parties and exchanged between the parties during the course of performing the Research are provided “AS IS” AND WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED. THE PARTIES MAKE NO REPRESENTATION OR WARRANTY THAT THE USE OF THE BIOLOGICAL MATERIALS WILL NOT INFRINGE ANY PATENT OR OTHER PROPRIETARY RIGHT OR THAT THE BIOLOGICAL MATERIALS WILL NOT POSE A HEALTH OR SAFETY RISK

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

9.5 In no event shall University’s liability to Rosetta exceed the payments made to University by Rosetta under this Agreement.

9.6 The parties hereto acknowledge that the limitations and exclusions of liability and disclaimers of warranty set forth in this Agreement form an essential basis of the bargain between the parties.

9.7 Rosetta will indemnify, defend and hold University, its trustees, officers, faculty members, students, employees and agents (“Indemnities”) harmless from and against any and all actions, suits, claims, demands, prosecutions, liabilities, costs, expenses, damages, deficiencies, losses or obligations brought by a third party (including reasonable attorneys fees) (“Claims”) based on or arising out of its use of the Research Report Information except to the extent that any Claim is caused by the gross negligence or malfeasance of one or more Indemnity.

ARTICLE X.
PUBLICITY AND PUBLICATIONS

10.1. Neither Rosetta nor University shall make any news release or other public statement, whether to the press or otherwise, disclosing the existence of this Agreement or the terms thereof without the prior written approval of the other Party, except as required by law.

10.2. Rosetta will not use the name, insignia, or symbols of University, its faculties or departments, or any variation or combination thereof, or the name of any trustee, faculty member, other employee, or student of University for any purpose whatsoever, except those required by law, without University’s prior written consent.

10.3. Subject to Section 10.4, University shall have the right, consistent with academic standards, to publish or present the results of the Research provided that the manuscript, abstract or other material proposed to be published or presented (“Proposed Publication”) shall be submitted to Rosetta at least [***] days prior to submission for publication or presentation to permit Rosetta to request removal of any Confidential Information contained therein and to patentable invention disclosed therein. Rosetta shall complete its review within [***] days after receipt of the Proposed Publication. If Rosetta believes that any Proposed Publication contains any information relating to any patentable invention the disclosure of such Proposed Publication shall be delayed for [***] days from the date of receipt of the Proposed Publication to permit the filing of a patent application. If Rosetta believes that any Proposed Publication contains confidential information, Rosetta shall so notify University and University shall remove any such Confidential Information prior to publication or presentation.

10.4. If the Research is part of a multi-center study, the University agrees that it will not publish until after the data from the multi-center study is published in a combined paper that identifies all the sites, including Rosetta, that participated in that in the event that the multi-center publication has not been completed within [***] years from the date of the expiration or termination of this Agreement, University may publish or present its individual results of the Research hereunder, provided further that the Proposed Publication is first reviewed by Rosetta in accordance with Section 10.3.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

10.5. Rosetta acknowledges that University is dedicated to free scholarly exchange and to public dissemination of the results of its scholarly activities. Except for University’s obligations set forth in Sections 10.3 and 10.4 and Article VII, nothing in this Agreement shall restrict the right of University and its faculty and other employees to publish, disseminate or otherwise disclose the Research.

ARTICLE XI.
NOTICES

All notices or other communications that are required or permitted by this Agreement shall be in writing and shall be delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by internationally recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Rosetta:
Rosetta Genomics, Ltd
10 Plaut Street
Science Park
POB 4059
Rehovot, L3 76706
Israel
Attn:
Facsimile No.: +972 8 948 4766

With a copy to:	Rosetta Genomics, Inc.
675 U.S. Highway One, Suite B 119
New Brunswick, NJ 08902
Attn:
Facsimile No.: 732 246 9988

If to University:	Executive Director
Science and Technology Ventures
80 Claremont Avenue #4F
New York, NY 10027
facsimile: 1-212-854-8463

With a copy to:	General Counsel
412 Low Library, MC 4308
535 West 116th Street
New York, NY 10027
Facsimile No.: 1-212-222-8505

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

ARTICLE XII.
STATUS OF THE PARTIES

This Agreement shall not be deemed to create any partnership, joint venture, or agency relationship between the Parties. Each Party shall act hereunder as an independent contractor and its agents and employees shall have no right or authority under this Agreement to assume or create any obligation on behalf of, or in the name of, the other Party. All persons employed by a Party shall be employees of such Party and not of the other Party, and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

ARTICLE XIII.
MISCELLANEOUS

13.1. This Agreement, including any attachments, may not be altered, amended or modified except by a written document signed by both Parties.

13.2. University shall not assign any of its rights or obligations under this Agreement without the prior written authorization of Rosetta.

13.3. This Agreement and all rights and obligations hereunder shall not be assigned (whether through merger or consolidation, by operation of law, or otherwise); provided, however, that Rosetta may assign this Agreement and its rights and obligations hereunder upon written notification to the University, to an Affiliate in connection with the transfer or sale of all or substantially all of its assets related to the Test or its business in the event of its merger or consolidation or change in control or similar transaction and provided further that any permitted assignee shall assume all obligations of Rosetta under this Agreement in writing. Any assignment or attempted assignment contrary to the provisions hereof shall be null and void.

13.4. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and each of their respective successors and assigns.

13.5. All agreements and covenants contained herein are severable, and in the event any of them shall be held to be invalid by any competent court, this Agreement shall be interpreted as if such invalid agreements or covenants were not contained herein.

13.6. This Agreement constitutes the entire agreement between the Parties and supersedes all prior communications, representations, or agreements, either verbal or written between the Parties. Each Party confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth herein.

13.7. The waiver by either Party of any right hereunder shall not be deemed a waiver of any other right hereunder.

13.8. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

13.9. The headings used in this Agreement are for convenience only and are not a part of this Agreement.

13.10. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without application of its principles of conflict of laws.

[signatures on following page]

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed by its duly authorized representative as of the date written above.

ROSETTA GENOMICS, LTD		THE TRUSTEES OF COLUMBIA
UNIVERSITY IN THE CITY OF NEW YORK

5/7/07
Name:	Date	Name: SCOT G. HAMILTON	Date
Title:		Title: SENIOR DIRECTOR
SCIENCE & TECHNOLOGY VENTURES

Read and Understood:

5/7/07
Name: Mahesh Mansukhani, MD	Date
Assoc. Director, Molecular Pathology Laboratory
Assistant Professor of Clinical Pathology

5/7/07
Name: Michael Shelanski, MD PhD	Date
Chair, Department of Pathology
Delafield Professor of Pathology

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed by its duly authorized representative as of the date written above.

ROSETTA GENOMICS, LTD		THE TRUSTEES OF COLUMBIA
UNIVERSITY IN THE CITY OF NEW YORK

5/7/07
Name: Amir Avniel	Date	Name:	Date
Title: President and CEO Rosetta Gcnomics LTD.		Title:

Read and Understood:

Name: Mahesh Mansukhani, MD	Date
Assoc. Director, Molecular Pathology Laboratory
Assistant Professor of Clinical Pathology

Name: Michael Shelanski, MD PhD	Date
Chair, Department of Pathology
Delafield Professor of Pathology

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

EXHIBIT A

Protocol

Clinical Validation of Rosetta Genomics’ MiRNA assay for Cancer of Unknown Primary (CUP) with Mahesh Mansukhani, Associate Director of Molecular Pathology Laboratory, Department of Pathology, Columbia University Medical Center

Project Goal: The goal is to validate the Rosetta Genomics microRNA profiling assay to identify the primary origin of metastatic cancers. The study will use the collection of FFPE samples of primary and metastatic cancers from the Department of Pathology of Columbia University Medical Center. MicroRNA analysis will be performed on blinded samples at CUMC, and accuracy of microRNA profiling will be determined. Should the accuracy be acceptable, then an additional set of blinded samples will be tested at CUMC molecular pathology laboratory for the development of a clinical diagnostic assay, to identify the primary site of CUPS. The ultimate goal is to obtain data to allow the identification of sensitivity and specificity of the assay for various primaries, to allow submission data to the New York State Department of Health Clinical Laboratory Evaluation Program. These data will be submitted from the CUMC Molecular Pathology Laboratory, PFI7313.

Background: MicroRNAs (mirs) are short non-coding RNAs that regulate gene expression through post-transcriptional suppression of mRNA. They are associated with cancer and development, and demonstrate tissue specificity. 3%-5% of cancers present as metastatic cancers with an unknown primary. The process of identifying the source of the primary tumor is lengthy, expensive, and often inaccurate.

Rosetta Genomics has developed a platform for profiling and characterizing all known and several hundred novel human microRNAs. Protocols have been developed for the reliable extraction of RNA from formalin-fixed, paraffin-embedded (FFPE) archival tissue samples, in a manner that retains the microRNA fraction. In addition, the protocols also reliably extract microRNAs from fresh/frozen tissues. For accurate, high-throughput measurement of microRNA expression levels, a microarray platform with probes for nearly 700 microRNAs has been developed. MicroRNA expression levels have been measured and tissue-specific microRNAs identified with these protocols. In addition, we have constructed and optimized a simple algorithm to classify samples into tissue type categories. In addition, the design of the algorithm allows us to easily trace the strong points in the classification, and to incorporate additional information where required.

Using the above methods, protocols and algorithms, to analyze several hundred tumor and normal tissue samples obtained from patients with 15 distinct tumor types , tissue source was identified using only a small number of microRNAs. Overall, the accuracy of determining tissue origin of tumors reached ~85%, with increased accuracy observed in subsets of tumor categories.

In conclusion, tissue specificity of microRNAs permits the identification of tumor origin based on a surprisingly small number of microRNA. Furthermore, the development of a microRNA-based algorithm further enables the determination of the tissue origin. These findings will enable the development of an important diagnostic assay for clinicians.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

Protocol: [***] at Columbia. The anticipation is that [***].

Primary Tumors:

1.	[***]

2.	[***]

3.	[***]

4.	[***]

5.	[***]

6.	[***]

7.	[***]

8	[***]

9.	[***]

10.	[***]

11.	[***]

12.	[***]

13.	[***]

14.	[***]

15.	[***]

16.	[***]

17.	[***]

18.	[***]

[***]

Columbia Study Plan:

To identify the appropriate samples to be assayed for microRNA profiling in full agreement with Rosetta Genomics. All relevant clinical information to allow the unambiguous identification of [***].

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

The CUMC molecular pathology staff will collaborate with Rosetta Genomics in data analysis necessary for project goals. Should the analytical performance characteristics be satisfactory, [***].

Rosetta Genomics Study Plan:

[***].

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

EXHIBIT B

CLIA and CAP Certificates

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

EXHIBIT C
Budget

Budget per Validation Phase (estimated between 3 and 6 months in duration):

Payment	Due Date	Direct Costs		Indirect Costs (25%)		Total Amount Due
1	[***]	$	[***]	$	[***]	$	[***]

2	[***]	$	[***]	$	[***]	$	[***]

3	[***]	$	[***]	$	[***]	$	[***]

4	[***]	$	[***]	$	[***]	$	[***]

	TOTAL	$	[***]	$	[***]	$	[***]

Budget per Laboratory Preparation Period (estimated 3 months in duration):

Payment	Due Date	Direct Costs		Indirect Costs (25%)		Total Amount Due
1	[***]	$	[***]	$	[***]	$	[***]

2	[***]	$	[***]	$	[***]	$	[***]

3	[***]	$	[***]	$	[***]		$41,668

	TOTAL	$	[***]	$	[***]	$	[***]

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

Budget per Trial Period (Six months in duration)*

Payment	Due Date	Direct Costs		Indirect Costs (25%)		Total Amount Due
1	[***]	$	[***]	$	[***]	$	[***]

2	[***]	$	[***]	$	[***]	$	[***]

3	[***]	$	[***]	$	[***]	$	[***]

4	[***]	$	[***]	$	[***]	$	[***]

5	[***]	$	[***]	$	[***]	$	[***]

6	[***]	$	[***]	$	[***]	$	[***]

	TOTAL	$	[***]	$	[***]	$	[***]

* In the event that the parties agree to extend the Trial Period for an additional [***], then the University will be entitled to an additional payment of $[***].

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.